February 10, 2023

Robert Babula

Staff Accountant

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C. 20549

RE:	File No. 1-07233

Standex International Corporation

Form 10-K for fiscal year ended June 30, 2022, filed August 5, 2022

Dear Robert Babula:

We have received your communication dated January 26, 2023, relating to the Staff’s review of Standex International Corporation’s (the “Company”) Form 10-K for the year ended June 30, 2022. For your ease of review, questions raised have been repeated below immediately followed by the Company’s responses.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.

You had income from continuing operations before income taxes of $11,885 on revenues of $429,368 in the United States in 2022. This represents an income from continuing operations before income taxes margin of 2.8%. You had income from continuing operations of $69,404 on revenues of $305,971 outside the United States in 2022. This represents an income from continuing operations before income taxes margin of 22.7%. Please discuss and analyze the reasons for the low income from continuing operations before income taxes in the United States and the higher income from continuing operations before income taxes outside the United States.

Response:

The income from continuing operations before income taxes margin (“PBT Margin”) difference that you identified is primarily a result of two factors.

First, given that the Company is headquartered in the United States, most corporate functions and expenses (including acquisition related activities) are incurred domestically. Further, as our borrowing is done entirely by the U.S. based parent entity, all interest expenses are domestic charges. The sum of corporate, acquisition related, and interest expenses all serve to reduce U.S. PBT Margin by almost $42 million or nearly 10% of United States revenue in fiscal year 2022. We would additionally note that, as disclosed in footnote 17 of Item 8 of the Form 10-K, we do not allocate the expenses associated with corporate activities to our operating segments either inside or outside of the United States.

Second, our international sales are generally more profitable than domestic sales due to lower input costs outside of the United States. As of June 30, 2022, approximately 45% of our production workforce is situated in low-cost manufacturing regions such as Mexico and portions of Asia, and, given lower labor input costs, sales in these regions typically carry a higher PBT Margin.

We have reviewed the income from continuing operations before taxes margin differences between the United States and rest of the world, and we do not believe that such margin differences result in a known trend that will have a material impact on our financial results.

Gross Profit, page 20

2.

Please quantify the factors that contributed to an increase or decrease in your gross profit. Organic sales growth is one of the factors that accounts for increases in your gross profit. Revise to disclose the drivers of organic sales growth. Since cost of sales likely increase with sales increases, discuss the relative impact of increases in cost of sales on your gross profit margins. If product mix contributes to changes in gross profit margin, discuss the impact of product mix and the products that are the primary contributors. Lastly, disclose what impact inflation had on your costs of sales and margins. Refer to Item 303 of Regulation S-K.

We will revise our filings to a) quantify the results of certain factors that contributed to changes in gross profit b) further disclose the drivers of organic sales growth and c) disclose the impact of inflation on our costs of sales and impact on gross profit margins. The Company would note that during fiscal year 2022, changes in product mix did not create a significant impact on gross profit and therefore was absent from our MD&A discussion in fiscal year 2022. We would propose that our fiscal year 2023 Form 10-K would include the following gross profit disclosure for the 2022 fiscal year.

Gross profit in fiscal year 2022 increased to $269.9 million, or a gross margin of 36.7% as compared to $241.3 million, or a gross margin of 36.8% in fiscal year 2021. This increase is a result of organic sales increases of $96.3 million, productivity initiatives and targeted prices increases to offset approximately $38 million of inflationary impacts in the areas of ocean freight, raw material, and labor. Organic sales increases were partially a result of an approximate $20 million increase in sales to fast growth markets such as electric vehicles, green energy, and the commercialization of space. Gross profit increases were partially offset by increased costs of sales of $50.4 million which included a one-time project related charge at Engineering Technologies of $0.8 million, along with production decreases due to a temporary work stoppage in our Specialty Solutions segment which was resolved during the first quarter.

We will revise future quarterly and annual filings to include pertinent information similar to the above example, as applicable.

We hope that we have addressed the points sufficiently in detail. If we failed to respond in a manner which was expected, please do not hesitate to contact me or Amy Gagnon at 603-685-2089 for further clarification. We appreciate the Staff’s review and look at this as an opportunity to continually review the current level of disclosures and enhance our public filings.

Sincerely, STANDEX INTERNATIONAL CORPORATION /s/ Sean Valashinas Sean Valashinas Vice President/CAO